April 8, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Frank Knapp
Christine Dietz

Re:	Altair Engineering Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 2, 2020
File No. 001-38263

Dear Ladies and Gentlemen:

This letter is submitted by Altair Engineering Inc. (the “Company”) in connection with the Staff’s comment letter dated March 26, 2020. On April 7, 2020, representatives of the Company spoke with the Staff and requested an extension of the date on which a response would be required. We appreciate the Staff’s agreeing that the Company’s response will not be due until April 23, 2020, two weeks after the initial due date.

Thank you for your cooperation.

Very truly yours

ALTAIR ENGINEERING INC.

By:	/s/ Howard Morof
Name:	Howard Morof
Title:	Chief Financial Officer

cc:	Brian Gayle
Peter H. Ehrenberg